







The Otaigbe Group

+00 123 456 789
douglas@dwmfinancialgroup.com
www.otaigbe.com
9100 S Dadeland Blvd, Suite 1500
Miami, FL 33156

Joule Case Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

The Otaigbe Group

+00 123 456 789

douglas@dwmfinancialgroup.com

www.otaigbe.com

9100 S Dadeland Blvd, Suite 1500
Miami, FL 33156

JOULE CASE INC

TABLE OF CONTENTS

+1(703) 963-5195

support@otaigbe.com

www.otaigbe.com

9720 Capital Court Suite #100
Manassas, VA 20112



Independent Auditor's Report

To the Board of Directors of

JOULE CASE INC.

We have audited the accompanying financial statements of JOULE CASE INC., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statement of operations, statement of cash flows, statement of owner's deficit for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the JOULE CASE INC., as of December 31, 2021, and 2020, or the results of its operations, changes in owner's deficit, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
11/04/2022

The Otaigbe Group

Joule Case, Inc & Subsidiaries
Consolidated Balance Sheets
December 31, 2021 & 2020

	2021	2020
ASSETS		
Current Assets		
Cash & Cash Equivalents	-$3,424	$88,923
Accounts Receivable	$17,149	$789
Other Current Assets	$1,152	$1,431
Total Current Assets	**$14,876**	**$91,143**
Inventory	$490,381	$585,637
Fixed Assets	$272,186	$329,857
Intangible Assets	$96,997	$82,691
Other Assets	$5,022	$5,022
TOTAL ASSETS	**$879,462**	**$1,094,349**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$51,157	$49,351
Credit Cards	$41,152	$28,716
Secured Note	$170,655	$232,102
Convertible Notes Payable	$65,000	$1,204,751
Accrued Interest on Convertible Notes Payable	$11,793	$93,291
Community Round Convertible to Equity	$424,853	$0
POoC Notes	$790,437	$0
Accrued Interest on POoC Notes	$569,462	$0
Other Current Liabilities	$10,300	$6,392
Total Current Liabilities	**$2,134,809**	**$1,614,603**
Capital Leases	$268,842	$275,905
Secured Note Long-Term Portion	$0	$170,655
Long-Term Debt	$125,408	$123,088
POoC Notes	$0	$290,732
Accrued Interest on POoC Notes	$0	$27,650
Total Liabilities	**$2,529,058**	**$2,502,633**
Equity		
Owner's Equity	$1,720,146	$74,355
Accumulated Deficit	-$3,369,742	-$1,482,638
Total Equity	**-$1,649,596**	**-$1,408,284**
TOTAL LIABILITIES AND EQUITY	**$879,462**	**$1,094,349**

Joule Case, Inc & Subsidiaries
Consolidated Statements of Operations
December 31, 2021 & 2020

	2021	2020
Sales	$284,275	$158,940
Cost of Goods Sold	$194,043	$107,026
Gross Profit	**$90,232**	**$51,914**
Operating Expenses		
Sales & Marketing	$184,822	$147,191
G & A Expense	$681,450	$479,278
Product Development	$566,991	$71,040
Startup Expense	$0	$69,378
Loss from Operations	**-$1,343,031**	**-$714,973**
Other Income	$125,461	$191
Interest Expense	-$669,534	-$159,806
Net Loss	**-$1,887,104**	**-$874,588**

Joule Case, Inc & Subsidiaries
Consolidated Statements of Cash Flows
December 31, 2021 & 2020

	2021	2020
OPERATING ACTIVITIES		
Net Income	-$1,887,104	-$ 874,588
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	$76,617	$70,615
Stock Compensation	$14,518	$58,088
Change in Operating Assets and Liabilities:		
Accounts Receivable	-$12,400	$1,517
Inventory	$95,256	-$383,436
Prepaid Expense	$280	-$1,431
Accounts Payable	-$2,154	$49,351
Credit Cards	$12,435	$28,621
Sales Tax Payable	$3,808	$196
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$188,360**	**-$176,481**
Net cash provided by operating activities	**-$1,698,744**	**-$1,051,069**
INVESTING ACTIVITIES		
Purchase of Property and Equipment	-$749	-$387,189
Intangibles	-$32,504	-$69,591
Net cash provided by investing activities	**-$33,252**	**-$456,780**
FINANCING ACTIVITIES		
Proceeds & Payments on Debt & Leases	$8,345	$25,877
Proceeds from Issuance of Common Stock	$0	$105
Proceeds from Issuance of Preferred Stock	$1,631,305	$1,194,207
Net cash provided by financing activities	**$1,639,650**	**$1,220,189**
Net cash increase for period	**-$92,346**	**-$287,659**
Cash at beginning of period	**$88,923**	**$376,582**
Cash at end of period	**-$3,423**	**$88,923**

Joule Case, Inc & Subsidiaries
Consolidated Statements of Owners' Deficit
December 31, 2021 & 2020

	Common Stock	Preferred Stock	Owners' Investment	Additional Paid In Capital	Accumulated Deficit	Total Owners' Deficit
Balance as of 12/31/2019	**$0**	**$0**	**$12,500**	**$3,662**	**-$608,050**	**-$591,888**
Common Stock	$105					$105
Preferred Stock		$0				$0
Owners' Investment			$0			$0
Additional Paid In Capital				$58,088		$58,088
Net Income/(Loss)					-$874,588	**-$874,588**
Balance as of 12/31/2020	**$105**	**$0**	**$12,500**	**$61,749**	**-$1,482,638**	**-$1,408,284**
Common Stock	$0					$0
Preferred Stock		$1,631,274				$1,631,274
Owners' Investment			$0			$0
Additional Paid In Capital				$14,518		$14,518
Net Income/(Loss)					-$1,887,104	-$1,887,104
Balance as of 12/31/2021	**$105**	**$1,631,274**	**$12,500**	**$76,267**	**-$3,369,742**	**-$1,649,596**

1. **Nature of Operations and Significant Accounting Policies**

    Nature of Operations: The consolidated financial statements include the accounts of Joule Case, Inc. and its subsidiaries ("Joule" or the "Company"). The Company provides clean electricity in a stackable, swappable, scalable, portable battery system that is easy to use and ideal for every home. Joule's battery system replaces combustion generators and current electrical systems and is used by food trucks, trade show booths, music festivals, tailgates, campers, homes, and has countless other remote power applications.   The company is headquartered in Seattle, WA and operates a warehouse in Boise, ID.

    Principles of Consolidation: The consolidated financial statements include the accounts of Joule Case, Inc and its wholly-owned subsidiary Joule Case Energy Services, Inc ("JCES"). All significant intercompany balances and transactions have been eliminated in consolidation.

    Basis of Presentation: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and on a basis which assumes the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. As of December 31, 2021, the Company had a cash deficit of $3,424, and an accumulated deficit of $3,369,742. During the year ended December 31, 2021, the Company incurred a net loss totaling $1,887,104 and used cash in operating activities totaling $1,698,744. The Company expects to continue to incur losses and use cash in operating and manufacturing activities in 2022 as it builds more products to meet customer demand.

    The Company is focused on producing at scale to drive down the cost of sales as sales volume increases. The Company has increasing sales and is obtaining additional funding to invest in growth. Management's conservative financial projections show the Company will become break-even during 2022 and grow once it has enough product to sell.

    Risks and Uncertainties: The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

    The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021, of $3,369,742 as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash, combined with ongoing financing activities, will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue and financing anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

    The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

    COVID-19: The ongoing extent of the impact and effects of the outbreak of the coronavirus ("COVID-19") on the operations and financial performance of the Company's business are unknown. However, in 2020 the Company pivoted away from music festivals, events, and group gatherings to focus more on direct sales to consumers. Given that this market provided more opportunity and sales continued to grow, the Company does not expect that the outbreak will have a material adverse effect on its business or financial results at this time.

    Use of Estimates: The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, valuation of inventory, revenue recognition and the valuations of stock transactions. The Company bases its estimates on historical experience, known trends and other market specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements: Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

● Level 1—Quoted prices in active markets for identical assets or liabilities.

● Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

● Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable: Accounts receivable are stated at net realizable value. The majority of customers are not extended credit and therefore time to maturity for receivables is short. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms.

Inventory: Inventories consist of raw materials and finished goods, and are recorded at the lower of cost or net realizable value, determined on a first-in, first-out basis. Costs of finished goods inventories include costs incurred to bring inventory to its current condition, including raw materials, inbound freight and tariffs/duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment: Property and equipment, net includes long-term fixed assets such as leasehold improvements, solar equipment, trailers, machines, manufacturing equipment, vehicles and intellectual property, net of depreciation. Fixed assets are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal are charged or credited to other income (expense).

The following estimated useful lives are used for fixed asset classification and depreciation:

Vehicles:	5 years
Furniture and fixtures:	5 years
Machinery and equipment:	5-7 years
Leasehold improvements:	15 years

Intangibles: Consist of costs to file and defend patents owned by the Company, and for website development costs. The following estimated useful lives are used for amortizing intangibles:

Website Development:	3 years
Patents:	10 years

Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset. For the periods ended December 31, 2021 and 2020, no impairment was recorded.

Leases: In February 2016, FASB issued ASU No. 2016-02, *Leases*, in February 2016, which amends the existing accounting standards for lease accounting, including a requirement for lessees to recognize most leases on their balance sheets. This ASU will be effective for the Company's annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The new lease standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The company is currently evaluating the impact of adopting the new lease standard on its financial statements.

The Company has non-cancelable operating leases for its office spaces. The Company also has finance leases for a large battery shipping container and a large trailer that the battery shipping container rests on.

Income Taxes: The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. As of December 31, 2021 and 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

In December 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

Stock-Based Compensation: Stock-based compensation associated with stock options granted to employees and directors is measured on the grant date at the estimated fair value of the awards and recognized in the Profit and Loss over the period in which the awards are earned. The Company utilizes the Black-Scholes option-pricing model to determine the fair value equity instruments granted. The determination of the fair value of stock-based compensation awards utilizing the Black-Scholes option-pricing model is affected by the stock price and a number of assumptions, including, but not limited to, expected volatility, expected term the options will remain outstanding, risk-free interest rate and expected dividends.

The Company does not have a history of market prices of its common stock as it is not a public company; therefore, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected lives of the awards. The dividend yield assumption is based on history and the expectation of paying no dividends.

Revenue Recognition: The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:
- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue from the sale and rental of hardware batteries from retail and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when risk of loss and title are transferred. Revenue on rental sales is recognized monthly over the term of the rental agreement.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in cost of sales, and are therefore not evaluated as a separate performance obligation.

Cost of Goods Sold: Cost of goods sold consists of the costs of supplies and materials, employee compensation, and facility expense.

Advertising Costs: Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $34,567 and $34,177 for the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses: General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, employee stock compensation, professional services, administrative expenditures, depreciation, amortization, and information technology.

2. **Property and Equipment**

Property and equipment consisted of the following as of December 31:

	2021	2020
Vehicles	$19,532	$19,532
Machinery & Equipment	$371,056	$370,307
Total Gross	**$390,588**	**$389,839**
Less Accumulated Depreciation	$118,402	$59,983
Total Net	**$272,186**	**$329,857**

Depreciation expense on property and equipment totaled $58,420 and $58,913 for the years ended December 31, 2021 and 2020, respectively.

3. **Intangibles**

Intangibles consisted of the following as of December 31:

	2021	2020
Website Development	$22,719	$8,815
Patent	$106,242	$87,642
Total Gross	**$128,961**	**$96,457**
Less Accumulated Amortization	$31,964	$13,767
Total Net	**$96,997**	**$82,691**

Amortization expenses on intangibles totaled $18,197 and $11,702 for the years ended December 31, 2021 and 2020, respectively.

4. **Leases**

As of December 31, 2021, future minimum lease payments under the non-cancelable finance and operating leases are as follows:

Years Ending December 31	Finance Leases	Operating Leases
2022	$76,920	$13,800
2023	$76,920	$6,300
2024	$76,920	$6,300
2025	$76,920	$1,050
2026	$38,460	$0
Thereafter	$0	$0
Total	**$346,140**	**$27,450**

5. **Stock-Based Compensation**

The Company established a stock compensation plan (the "Plan") that provides for the grant of incentive stock options and restricted stock. Under the terms of the Plan, at December 31, 2021 there are 2,622,421 common shares authorized for grant to employees, officers, directors, and consultants. The Board of Directors determines the terms of each grant. During the year ended December 31, 2021, 95,000 options were granted under the Plan. During the year ended December 31, 2020, 550,000 options were granted under the Plan.

The stock options and restricted shares are equity instruments. Compensation related to these items totaled $14,518 and $58,193 for the years ended December 31, 2021 and 2020, respectively and is included in general and administrative expenses on the Profit and Loss.

As of December 31, 2021 and 2020, the Company had approximately $9,876 and $14,941, respectively, of unrecognized stock-based compensation costs related to non-vested awards.

The following summarizes Joule's common stock option activity including stock options outstanding and stock options exercisable.

Stock Options	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Estimated Aggregate Intrinsic Value
Outstanding at 12/31/2019	850,000	$.21	4.90	
Granted	550,000	$.05		
Exercised				
Canceled/Expired/Forfeited	-350,000	$.14		
Outstanding at 12/31/2020	1,050,000	$.15	6.31	
Granted	95,000	$.04		
Exercised	-60,000	$.04		$106,980
Canceled/Expired/Forfeited				
Outstanding at 12/31/2021	1,085,000	$.15	5.02	$1,814,255
Exercisable at 12/31/2020	326,250	$.18	5.38	
Exercisable at 12/31/2021	566,250	$.16	4.53	$937,444

There were 541,910 and 201,720 Restricted Shares issued and vested during the periods December 31, 2020 and December 31, 2021 respectively.

Compensation expense was determined from the estimates of fair values of stock options granted using the Black-Scholes option-pricing model.

6. **Debt & Leases**

Loan Payables: In May 2020 the Company entered into a loan with a lender in an aggregate principal amount of $32,210 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements. The outstanding balance of this loan was $35,872 and $32,210 as of December 31, 2021 and 2020.

Revenue Loan: In November 2018 the Company entered into a loan with a lender in an aggregate principal amount of $50,000 and a predetermined interest of $50,000 that was capitalized into the principal balance at issuance. The terms of the agreement require the Company to repay the principal and interest amounts at a rate equal to 6% of the Company's gross revenue until the note and interest are fully satisfied. The last payment remitted by the Company was in June 2020 due to the lender not providing the agreed to distribution and sales channels for the Company's products. The outstanding amounts due under this loan were $86,001 at both December 31, 2021 and 2020.

Secured Notes: Beginning in 2019 the Company entered into a series of loans with a lender. The notes have one-year maturity dates and carry a 14% annual interest rate. As of December 31, 2021 and 2020, the aggregate outstanding balances for these notes were $172,405 and $409,091.

Convertible Notes: During 2019 and 2020 the Company issued a number of convertible notes. The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 7% per annum, and (iii) are due two years from the date of issuance. There are two different terms on the convertible notes depending on when they were signed. All convertible notes (A-3 round) signed before December 1st, 2019 have a $4M valuation cap. All convertible notes (A-2 round) signed after December 1st, 2019 have a $7M valuation cap. The convertible promissory notes are convertible into shares of the Company's preferred stock that is determined by dividing the amount to be converted by the lesser of (i) valuation cap ($4,000,000 for A-3 and $7,000,000 for A-2) divided by the Company's fully-diluted capitalization immediately prior to the qualified financing event, or (ii) eighty percent (80%) of the lowest per share purchase price paid by new investors in a qualified financing event. As of December 31, 2020 the aggregate balance of the notes was $1,204,751 and none of the notes had been converted into preferred stock. On May 14, 2021 an aggregate amount, including accrued interest, and net of cancellations and repayments, of $1,149,275 was converted to 2,906,302 shares of preferred stock. The remaining balance of $65,000 at December 31, 2021 is expected to be repaid or converted to preferred stock in early 2022.

POoC Notes: During 2020 and 2021, the Company entered into three loan agreements with a lender. These agreements require the Company to pay interest with common stock of the Company when the notes are settled. POoC is defined as a percentage ownership of the company. Unlike a convertible note, there is no valuation cap or discount at conversion. As of December 31, 2021 and 2020 the outstanding balance on the notes and accrued ownership interest were: $790,437 and 4.20%, and $290,732 and .40%, respectively.

Capital Lease: In January 2020 the Company entered into a lease agreement for a battery trailer to support its rental and event business. The total amount of the lease was $313,760 and required a down payment of $52,640. The lessor is still working to make the asset fully operational. Once the asset is operational and placed in service, the Company will commence lease payments. The outstanding balance at December 31, 2021 and 2020 was $256,820.

Covenants: The Company does not have any financial covenants associated with its debt instruments.

7. Stockholder's Equity

As of December 31, 2020, the Company was authorized to issue a total of 2,000,000 shares of common stock, $0.00001 par value. On May 13, 2021 Company's Board authorized a 10-for-1 stock split. In addition, during 2021 the Company's Board authorized an additional 10,000,000 shares. As of December 31, 2021, the Company is now authorized to issue a total of 30,000,000 shares of common stock at $0.00001 par value.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021 and 2020, respectively.

At the year ended December 31, 2021 and December 31, 2020, the Company had 10,830,630 and 1,054,191 (pre-split) shares of common stock issued and outstanding.

During 2021 the Company's Board authorized 7,000,000 shares of preferred stock, $.0001 par value. At the year ended December 31, 2021 the Company had 3,320,634 shares of preferred stock issued and outstanding. A total of 414,332 shares were issued for proceeds of $481,993, and 2,906,302 shares were issued to satisfy the convertible notes discussed above.

8. **Related Party Transactions**

The Company's CEO has provided cash advances to the Company. As of December 31, 2021, and 2020, amounts due to the CEO were $4,952 and $4,852, respectively. Advances are non-interest bearing, unsecured and due on demand.

9. **Contingencies**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is currently not aware of any undisclosed contingencies.

10. **Subsequent Events**

Management has evaluated subsequent events through November 4, 2022. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Crowdfunding Offering: Starting November 2021, the Company offered up to $1,070,000 in common stock at $1.82/share with an early bird special of $1.64/share for the first $250,000. The Company was attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds. The Company closed its initial funding with aggregate proceeds of $1,070,000 raised. During 2021 the Company received $424,958 of net proceeds, and the remaining net proceeds have subsequently been received by the Company. The Company is in process of issuing common stock. The Crowdfunded Offering is being made through the Intermediary Wefunder. The Intermediary will be entitled to receive 6% of the aggregate amount of funds raised.